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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No. 000-52224

                         SUNNYSIDE ACRES MOBILE ESTATES
                    -----------------------------------------
                    (Exact name of registrant in its charter)

                NEVADA                                   88-0409166
    -------------------------------         ------------------------------------
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

                      P.O. Box 031-088, Shennan Zhong Road,
                        Shenzhen City, P.R. China 518031
           -----------------------------------------------------------
           (Address of principal executive office, including Zip Code)

                  Registrant's telephone number - (212)561-3604

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)

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As of November 7, 2007, the number of outstanding shares of the Company's, common stock $.001 par value per share, was 8,000,000. Of this number 6,750,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owing 5% or more of the Registrant's common stock, both of record and beneficially.
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                                       1

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 par value per share, at the close of business on November 7, 2007.

           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

================================================================================

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

================================================================================

                                  INTRODUCTION

      This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 8,000,000 of the issued and outstanding shares of common stock, par value $.001 per share, of Sunnyside Acres Mobile Estates (the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

      However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

      All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

                         CHANGE IN MAJORITY OF DIRECTORS

      On November 7, 2007, Max Time Enterprises Ltd. ("MTE") and Brian Pierson, Stacey Pierson and Tricia Willis (collectively, the "Sellers") consummated MTE's purchase of shares of capital stock of the Company in accordance with the terms and conditions of that certain Stock Purchase Agreement, dated as of November 7, 2007, by and between MTE and the Sellers (the "Purchase Agreement"). Under the terms of the Purchase Agreement, for and in consideration of $400,000, the Sellers sold, and MTE acquired, a total of 1,250,000 shares of the common stock, $.001 par value, of the Company, constituting 15.63% of the shares of the Company then issued and outstanding (the "Stock Transaction").

      Immediately prior to the closing of the Stock Transaction, Stacey Pierson and Tricia Willis resigned from all of their positions as directors and officers of the Company effective immediately. At the closing of the Stock Transaction, Brian Pierson resigned as an officer of the Company effective immediately and as a director of the Company effective as of the Effective Date (as defined below). Prior to submitting their resignations, Brian Pierson, Stacey Pierson and Tricia Willis elected Hui Ping Cheng, president of the Purchaser, to the Board of Directors in accordance with the Company's By-Laws, effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by the resignation of the Sellers from the Board of Directors (the "Effective Date").

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information as of November 1, 2007, regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock; (ii) each director and executive officer of the Company; (iii) all officers and directors of the Company as a group; and
(iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Stock Transaction. As of November 1, 2007, the Company had outstanding 8,000,000 shares of common stock. Prior to that date, the Sellers had surrendered to the Company for cancellation an aggregate of 11,800,000 shares of common stock. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

                                         Shares of the Company's                            Shares of the Company's
                                                Stock                                        Stock Beneficially
       Name and Address                Beneficially Owned Prior to      Percentage          Owned After the Stock        Percentage
   Of Beneficial Owner (1)               the Stock Transaction         of Class (2)             Transaction             of Class (2)
   -----------------------               ---------------------         ------------             -----------             ------------
Brian and Stacey Pierson (3)(4)                1,000,000                  12.50%                         0                     --

Tricia Willis (4)                               250,0000                   3.13%                         0                     --

Max Time EnterprisesLtd.                               0                     --                  1,250,000                  15.63%

Hui Ping Cheng (5) (6)                                 0                     --                  1,250,000                  15.63%

Executive Officers and
Directors as a Group (5)(6)                    1,250,000                  15.63%-                        0                     --

----------
(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2) The percentages listed in the "Percent of Class" column are based upon 8,000,000 issued and outstanding shares of Common Stock.

(3)   Brian and Stacey Pierson are husband and wife.

(4) Stacey Pierson and Tricia Willis resigned their positions as directors and officers immediately prior to the closing of the Stock Transaction. At the closinig of the Stock Transaction, Brian Pierson resigned as an officer of the Company effective immediately and as a director of the Company effective as of the Effective Date. The address for Brian and Stacey Pierson is 14926 Bridlespur, Poway, CA 92064 and the address for Tricia Willis is 9087 S Yosemite Street, #1062 Lone Tree, Colorado 80124.

(5) Hui Ping Cheng is the indirect owner of 1,250,000 shares of the Company's common stock by reason of her control of Max Time Enterprises Ltd., a company in which she serves as President and owns a majority of its issued and outstanding shares of common stock.

(6) Hui Ping Cheng was elected to the Board, effective on the Effective Date. The address for Hui Ping Cheng is Shennan Zhong Road, PO Box 031-088, Shenzhen, China 518000.

      Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares. Brian and Stacey Pierson, who are married, shared investment and voting power over the shares listed in the table.

                        DIRECTORS AND EXECUTIVE OFFICERS

Management

      The following table sets forth information regarding the executive officers and directors of the Company prior to and after the completion of the Stock Transaction.

      Prior to the consummation of the Stock Transaction, the Company's directors and executive officers were:

   Name                         Age                   Title
   ----                         ---                   -----
Brian Pierson                   45           President/Director
Stacey Pierson                  40           Secretary/Treasurer and Director
Tricia A Willis                 37           Director

Brian Pierson

1990-1996 Ikon Inc. - Color Sales Manager; color sales manager covering the southern California region.

1996-1997 Select Office Solutions, Inc. - Color Sales Manager; color sales manager covering the San Diego Area.

1997-present Showhomes, Inc. - Franchises/co-owner; Licensed real estate salesperson providing sales assistance to the "estate home" class seller/buyer. Decoration, presentation, marketing and sales are the focus of Showrooms, Inc.

Stacey Pierson

1991-1997 Self employed as an Interior Decorator assisting in the design and implementation of personalized home decor.

1997-present Showhomes, Inc. - Franchise/co-owner; Salesperson providing sales assistance to the "estate home" class seller/buyer. Decoration, presentation, marketing and sales are the focus of Showhomes, Inc.

Tricia A. Willis

1992-1994 Century 21 World Class, Inc. - Residential Real Estate Sales Associates; Assist buyers and sellers in real estate transactions. Licensed real estate salesperson.

1994-1994 West Bank One - Customer Service Representative; new accounts, loan functions and tellering.

1994-1997 United Parcel Service - Preferred Customer Associate; liaison with preferred customers resolving shipping problems, billing issues and up-selling products.

1997-present AT&T Local Services - Switch Provisioner; Coordination of residential switch transactions in both DMS AND SESS switches.

      Brian Pierson and Stacey Pierson are husband and wife.

      Immediately prior to the closing of the Stock Transaction, Stacey Pierson and Tricia Willis resigned from all of their positions as directors and officers of the Company effective immediately. At the closing of the Stock Transaction, Brian Pierson resigned as an officer of the Company effective immediately and as a director of the Company effective as of the Effective Date. Prior to submitting their resignations, Brian Pierson, Stacey Pierson and Tricia Willis elected Hui Ping Cheng, president of the Purchaser, to the Board of Directors in accordance with the Company's By-Laws. effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by the resignation of the Sellers from the Board of Directors.

      At the Effective Date, the Company's management shall consist of:

    Name                        Age                   Title
    ----                        ---                   -----
Hui Ping Cheng                  32            President and Director

      Hui Ping Cheng, the newly appointed director and President of the Company, previously served as a senior accountant and accounting department director at Shenzhen Yi Zhi Pharmaceutical Company Limited from September 1998 until April 2007, where she managed and oversaw the company's accounting department. Since April 2007, she has served as director and president of Max Time Enterprises Ltd., which positions she continues to hold.

Board of Directors: Compensation and Meetings

      All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

      All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that the Company has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

      Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

      No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

      The Company has not paid or accrued any compensation for its chief executive officer or any other executive officer since its inception and it has not entered into an employment or consulting agreement with any of its directors or executive officers. The Company has not paid or accrued any fees to any of its directors for serving as a member of its Board of Directors. The Company does not have any retirement, pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering its officers and directors. No value has been assigned to any of the services performed by our officers (employees) and no compensation will be awarded to, earned by, or paid to these officers.

      The Company has not granted any equity-based compensation, awards or stock options to its chief executive officer or any other executive officer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Pursuant to the Stock Transaction, MTE acquired 1,250,000 shares of the Company's common stock. After giving effect to the Stock Transaction, MTE is the owner of a total of 1,250,000 shares of the 8,000,000 shares of the Company's common stock issued and outstanding, constituting, in the aggregate, 15.63% of the issued and outstanding shares of the Company's common stock. After giving effect to the Stock Transaction, Hui Ping Cheng is an indirect owner of the 1,250,000 shares of the Company's common stock held by MTE by reason of her control of MTE, of which entity she is the sole owner, director and officer.

      On November 7, 2007, Ms. Cheng was appointed as a director and the President of the Company.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

      Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of Claremont's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, the Company believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                         SUNNYSIDE ACRES MOBILE ESTATES


Dated: November 7, 2007                  By:  /s/    Hui Ping Cheng
                                              ----------------------------------
                                              Name:  Hui Ping Cheng
                                              Title: President


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